CAPITAL CITY ENERGY GROUP, INC.

1335 Dublin Road, Suite 122-B

Columbus, OH 43215

TO:

Karl Hiller

Branch Chief, Office of Natural Resources

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

FROM:

Timothy S. Shear, President

Capital City Energy Group, Inc.

DATE:

May 16, 2016

RE:

Capital City Energy Group, Inc.

Form 10-K for the Fiscal Year ended December 31, 2014

Filed July 8, 2015

Response dated January 14, 2016

File No. 333-140806

We submit the following in response to your comments by letter of February 5, 2016.  In each case, to facilitate review we have quoted your original comment, and provided our response below.

Form 10-K for the Fiscal Year ended December 31, 2014

Business, page 3

Proved Oil and Gas Reserves, page 5

1.

We have read your response to prior comment 1 and understand that you have obtained a report from Shumway Resources, LLC pursuant to Item 1208(a)(8) of Regulation S-K for the period ending December 31, 2014.  Please provide us with a copy of the referenced report prior to its inclusion as an exhibit to your amended filing on Form 10-K.

COMPANY RESPONSE:

The Company has included with this correspondence a copy of the referenced reserve report prepared by Shumway Resources, LLC pursuant to the Commission’s request.

2.

We have read your response to prior comment 2 and your proposed expanded disclosures regarding Subpart 229.1200 of Regulation S-K.  However, the examples of your proposed disclosure relating to Item 1202(a)(2)-Instruction 3 and Items 1204(a), 1204(b)(2), 1205, and 1208(a) of Regulation S-K do not fully comply with these requirements.  In this regard we note the following points that you should address:

Instruction 3 to Item 1202(a)(2) of Regulation S-K states “if the registrant discloses amounts of a product in barrels of oil equivalent, disclose the basis for such equivalency.” You indicate a mathematical factor, but not the basis (e.g. the number of cubic feet of natural gas per barrel of oil equivalent) for converting your natural gas volumes to equivalent barrels of oil.  Please further revise your disclosure to describe the basis for conversion.

The Company has included the basis of equivalency in its revised disclosure, pursuant to the Commission’s request.

Item 1204(a) of Regulation S-K requires disclosure for each of the last three fiscal years “by geographical area and for each field that contains 15% or more of the registrant’s total proved reserves.”  Item 1201(d) of Regulation S-K explains “for the purposes of this Subpart 229.1200, the term geographic area means, as appropriate for meaningful disclosure in the circumstances: (1) by individual country; (2) by groups of countries within a continent; or (3) by continent.” We note you are proposing to include production information by individual U.S. state, rather than retain disclosure by country, which is also permissible. However, in either case, you should also report such information for each field that contains 15% or more of your proved reserves. If there are no such fields please clarify.

None of the Company’s oil and gas fields contained 15 percent or more of our total proved reserves as of December 31, 2014.  The Company has expanded its disclosure so as to clarify this fact.

Item 1204(b)(2) of Regulation S-K requires disclosure of the “average production cost, not including ad valorem and severance taxes, per unit of production.” You indicate the average production costs by final product sold rather than per unit of production as required, e.g. the average cost per barrel of oil equivalent. Please specify production costs in the appropriate units and clarify that such costs exclude ad valorem and severance taxes if true.

The Company has revised its disclosure to reflect average cost per unit of production, exclusive of ad valorem and severance taxes, pursuant to the Commission’s request.

Item 1205 of Regulation S-K requires disclosure for each of the last three fiscal years of “(1) the number of net productive and dry exploratory wells drilled; and (2) the number of net productive and dry development wells drilled.” However, you include an explanation for dry wells only. You should also provide the number of gross and net productive exploratory and development wells drilled, if any, for each of the last three fiscal years (productive well is defined under Item 1205(b)(2) of Regulation S-K).

The Company has expanded its disclosure so as to indicate the Company has not drilled any new productive and dry exploratory wells, or any new productive and dry development wells drilled the period.

Item 1208(a) of Regulation S-K requires disclosure of the “total gross and net productive wells, expressed separately for oil and gas.” However, you only refer to the number of producing oil and gas wells generating net production. You should disclose the numbers of (i) productive gross oil wells, (ii) productive gross gas wells, (iii) productive net oil wells and (iv) productive net gas wells to comply with this requirement (gross well, net well and productive wells are defined under Item 1208(c) of Regulation S-K).

The Company has expanded its disclosure so as to include productive gross oil wells, productive gross gas wells, productive net oil wells and productive net gas wells.

We also note that your response omits the disclosures required by Items 1202(a)(7), 1208(a) and 1208(b) of Regulation S-K and FASB ASC 932-235-50-5. Please expand the disclosures in your filing to include the required information as follows:

Item 1202(a)(7) of Regulation S-K requires the disclosure of the qualifications of the Company’s technical person “primarily responsible for overseeing the preparation of the reserves estimates.”

The qualifications of the Company’s technical person primarily responsible for overseeing the preparation of the reserves estimates has been included both in the verbiage of the 10-K and in the accompanying reserve report.

Item 1208(a) of Regulation S-K requires the disclosure for the current fiscal year of the “total gross and net developed acreage (i.e., acreage assignable to productive wells)” (gross acre and net acre are defined under Item 1208(c)(1) and (2) of Regulation S-K).

The Company has expanded its disclosure so as to include the total gross and net developed acreage, pursuant to the Commission’s request.

Item 1208(b) of Regulation S-K requires the disclosure for the current fiscal year of the “amount of undeveloped acreage…expressed in both gross and net acres.” The item also requires the disclosure relating to the dates of expiration of material amounts of gross and net undeveloped acreage (undeveloped acreage is defined under Item 1208(c)(4) of Regulation S-K).

The Company has expanded its disclosures so as to include the current amount of undeveloped acreage, expressed in both gross and net acres.

FASB ASC 932-235-50-5 requires the disclosure of the “changes in the net quantities of an entity’s proved reserves” by individual product type with the “changes resulting from all of the following shown separately with an appropriate explanation of significant changes: a) revisions of previous estimates, b) improved recovery, c) purchases of minerals in place, d) extensions and discoveries, e) production and f) sales of minerals in place.” Please incorporate the required disclosure into the presentations provided as supplemental information relating to your oil and gas producing activities in the Notes to Consolidated Financial Statements.

The Company has expanded its disclosure with the supplemental information in the Notes to the Consolidated Financial Statements so as to include the changes in net quantities of the Company’s proved reserves, broken down by individual factors.  The Company has inserted the following table into its disclosures:

	For the Years Ended December 31,
	2014	2013
Balance, beginning of year (Boe)	26,765	35,747
Purchases of reserves in place (Boe)	1,013	--
Revisions of previous estimates (Boe)	(983)	--
Production (Boe)	(10,397)	(8,982)
Balance, end of year (Boe)	16,368	26,765

Financial Statements

Supplemental Information to Financial Statements (Unaudited), page F-15

Oil and Gas Producing Activities, page F-15

Net Proved Reserve Summary, page F-16

3.

We have read your response to prior comment 3 regarding inconsistent reporting of your proved developed reserves on pages 5 and F-16. The disclosure that you propose to resolve this concern presents the total proved reserves as an equivalent reserve quantity using the figures of 16,368 and 26,765 for the periods ending December 31, 2014 and 2013, respectively, as both a gas equivalent amount (Mcfe) and as an oil equivalent amount (Boe). Please further revise your disclosures to resolve the inconsistency in the presentation of your estimates.

COMPANY RESPONSE:

The Company has revised its disclosures so as to clarify the presentation of proved reserve quantities.  The crude oil reserves are presented in BBL, natural gas reserves are presented in MCF, and the aggregate oil and gas reserves are presented in oil equivalents (Boe).  The revised table is presented as follows:

	December 31, 2014	December 31, 2013

Net Proved Developed Reserves:
Crude oil (Bbls)	14,781	22,452
Natural gas (Mcf)	9,202	25,008
Total oil and oil equivalents (Boa)	16,368	26,765

Net Proved Undeveloped Reserves:
Crude oil (Bbls)	-	-
Natural gas (Mcf)	-	-
Oil equivalents (Boe)	-	-

Net Proved Developed and Undeveloped Reserves:
Crude oil (Bbls)	14,781	22,452
Natural gas (Mcf)	9,202	25,008
Total oil and oil equivalents (Boe)	16,368	26,765

Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves, page F-18

4.

We have read your response to prior comment 4 regarding your accounting for asset retirement obligations in your presentation of the standardized measure. Please clarify for us the extent to which the costs relating to your asset retirement obligations are reflected in the calculation of your standardized measure of discounted future net cash flows for the period ending December 31, 2013. We also note that in response to prior comment 3, while you appear to have revised your estimates of proved reserves for the periods ending December 31, 2014 and 2013, you have not indicated a corresponding change in your standardized measure of discounted future net cash flows or the changes in this measure for the periods ending December 31, 2014 and 2013. Please further revise your disclosures to clarify these matters.

COMPANY RESPONSE:

The Company has revised its disclosure table to incorporate the change in accounting for asset retirement obligations into its 2013 column, whereas it was previously presented as a 2014 event.  The revised table is included below.

	December 31, 2014	December 31, 2013

Future cash inflows	$1,334,187	$1,477,672
Future production and development costs	(956,809)	(1,152,395)
Future income tax and insurance expense	(77,336)	(93,372)
Future net cash inflows	300,042	231,905
10% annual discount for estimated timing of cash flows	(185,781)	(143,592)
Standardized measure of discounted future net cash flows	$114,260	$88,313

The revision resulted in a change to the 2013 ending standardized measure of discounted future net cash flows figure, which is presented in the revised schedule from page F-19 in the notes to the financial statements as follows:

	December 31, 2014	December 31, 2013

Beginning of period	$88,313	$246,029
Revenues less production and other costs	(396,267)	(345,311)
Changes in price, net of production costs	-	-
Development costs incurred	-	-
Net changes in future development costs	-	-
Purchases of reserves in place	(20,832)	-
Accretion of discount	48,200	53,384
Net change in income taxes	9,929	22,174
Timing differences and other	384,917	112,037
End of period	$114,260	$88,313

The Commission further inquired with respect to a change in reserve estimates which did not result in a corresponding change to the ending standardized measure of discounted future net cash flows.  This figure did not change due to the fact that the reserve figures used in the original calculation were correct.  The reserve figures were presented incorrectly in the narrative of the 10-K, but the correct figures were used in the calculations.  Because of this, the reserve figures were adjusted per the 10-K, but the ending standard measure figures were unchanged.

The Company acknowledges that it is solely responsible for the adequacy and accuracy of the disclosures in its filings with the Securities and Exchange Commission (the “Commission”).  Additionally, the Company realizes that the Commission staff comments or changes to disclosure in response to Commission staff comments do not foreclose the Commission from taking any action with respect to the filing, and that the Company may not assert Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Capital City Energy Group, Inc.

/s/ Timothy S. Shear

Timothy S. Shear

President